Risk Factors - Exhibit 99.1

In addition to the other information set forth in this report, you should carefully consider the following factors, which could materially affect our business, financial condition or results of operations in future periods. The risks described below are not the only risks facing our Company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations in future periods. The information presented below for the year ended December 31, 2010 does not include the impact of our acquisition of the Glutino Food Group (“Glutino”) on August 3, 2011. Information as of September 30, 2011 does include the Glutino acquisition.

Risks Associated with Our Business

A substantial portion of our revenues are derived from the sales of our Smart Balance® buttery spreads products and our future ability to maintain and grow our revenues depends upon continued sales of these products. Any adverse developments with respect to the sale of Smart Balance® buttery spreads products could significantly reduce revenues and have a material adverse affect on our ability to remain profitable and achieve future growth.

Approximately 60% of our revenues for the year ended December 31, 2010 and approximately 68% of our revenues for the nine months ended September 30, 2011 resulted from sales of our Smart Balance® buttery spreads products, which we expect will continue to be a large percentage of sales in the future. We cannot be certain that we will be able to continue to commercialize our products or that any of our products will continue to be accepted in their markets. Specifically, the following factors, among others, could affect continued market acceptance and profitability of Smart Balance® buttery spreads products:

the introduction of competitive products into the functional food market;

the level and effectiveness of our sales and marketing efforts;

continued or accelerating decline in the buttery spreads category;

any unfavorable publicity regarding buttery spread products or similar products;

litigation or threats of litigation with respect to these products;

the price of the product relative to other competing products;

price increases resulting from rising commodities costs;

any changes in government policies and practices related to our products and markets;

regulatory developments affecting the manufacture, marketing or use of these products;

new products or technologies which effectively render our buttery spreads products obsolete;

new science or research which undermines the efficacy of our buttery spreads products; and

adverse decisions or rulings limiting our ability to promote the benefits of our buttery spreads products and technology.

Any adverse developments with respect to the sale of Smart Balance® buttery spreads products could significantly reduce our revenues and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

The loss of a significant customer or significant reduction in purchase volume by any such customer could have a material adverse affect on our revenues and net income.

A limited number of supermarket chains and food wholesalers account for a substantial portion of our revenues. Smart Balance's ten largest customers accounted for approximately 63% of sales in 2010. Our largest customer is Wal-Mart Stores, Inc., which accounted for approximately 17% of our sales in 2010. There can be no assurance that our customers will continue their relationships with us. In addition, there is no assurance that our customers will not reduce our shelf space, continue to carry the same number of our products, charge us more for shelf space or shelve our new products. A significant reduction or loss in purchase volume from Wal-Mart Stores, Inc. or other major customers could have a material adverse effect on Smart Balance's business, results of operations and financial condition.

We are dependent on third-party manufacturers to manufacture all of our spreads and other products (other than certain of the gluten-free products we acquired as part of the Glutino acquisition), and the loss of a manufacturer or the inability of a manufacturer to fulfill our orders or to maintain the quality of our products could adversely affect our ability to make timely deliveries of product or result in product recalls.

We are dependent on third parties to manufacture all of our spreads and other products (other than certain of the gluten-free products we acquired as part of the Glutino acquisition). The ability of any of our manufacturers to produce our products could be affected by catastrophic events. We currently rely on and may continue to rely on two manufacturers to produce all of our spreads. If either manufacturer were unable or unwilling to produce sufficient quantities of our products in a timely manner or renew contracts with us, we would have to identify and qualify new manufacturers, which we may be unable to do. As we expand our operations, we may have to seek new manufacturers and suppliers or enter into new arrangements with existing ones. However, only a limited number of manufacturers may have the ability to produce a high volume of our products, and it could take a significant period of time to locate and qualify such alternative production sources. In addition, we may encounter difficulties or be unable to negotiate pricing or other terms as favorable as those we currently enjoy.

There can be no assurance that we would be able to identify and qualify new manufacturers in a timely manner or that such manufacturers could allocate sufficient capacity in order to meet our requirements, which could materially adversely affect our ability to make timely deliveries of product. In addition, there can be no assurance that the capacity of our current manufacturers will be sufficient to fulfill our orders and any supply shortfall could materially and adversely affect our business, results of operations, and financial condition. Currently, some of our products are produced by a single third party source maintaining only one facility. The risks of interruption described above are exacerbated with respect to these single source, single facility manufacturers.

Shipments to and from the warehouses could be delayed for a variety of reasons, including weather conditions, strikes, and shipping delays. Any significant delay in the shipments of product would have a material adverse effect on our business, results of operations and financial condition and could cause our sales and earnings to fluctuate during a particular period or periods. We have from time to time experienced, and may in the future experience, delays in the production and delivery of product.

Our manufacturers are required to maintain the quality of our products and to comply with our Product Manual specifications and requirements for certain certifications. In addition, our manufacturers are required to comply with all federal, state and local laws with respect to food safety. There can be no assurance that our manufacturers will continue to produce products that are consistent with our standards or in compliance with applicable laws. We would have the same issue with new suppliers. We have occasionally received, and may from time to time receive, shipments of products that fail to conform to our standards. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Our business model relies heavily on the skill set, experience, industry knowledge and industry contacts of our executive management team. The departure of one or more members of our executive management team could be disruptive and could have a material adverse effect on our business.

The business model we operate requires specialized skill sets to operate and manage both internal and external teams and operating entities in an efficient coordinated effort. There is a limited available talent pool for these skill sets. If we experience turnover in our executive management ranks there can be no assurance that we can smoothly transition replacements in a timely and efficient manner. Unique skill sets and industry contacts may be difficult or in some instances impossible to duplicate. In addition, historically a significant portion of our senior management's compensation has consisted of stock options. The stock options previously granted to our senior management are currently significantly under water, meaning that the exercise prices of these options are greater than the current market value of our common stock. This decreased financial incentive could cause members of management to seek employment elsewhere. Disruption to our organization as a result of executive management turnover may have a detrimental impact on our ability to maintain our business performance on a consistent level and could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

We rely on Acosta, Inc. to act as our primary sales agent for a significant portion of our products and there could be significant disruption in our ability to sell products to our customers for the majority of our sales if our relationship was terminated.

Acosta, Inc. is the largest sales agency in the U.S. and represents a significant portion of our product line to thousands of supermarkets and food stores. Our agreement with Acosta is terminable by either us or Acosta after satisfaction of a short notice period. The termination of our agreement would require us to seek other sales agents, likely causing significant disruption to our business, and could affect our relationships with our customers.

Changes in consumer preferences and discretionary spending may have a material adverse effect on our revenue, results of operations and financial condition.

The food processing industry in general and the functional food industry in particular are subject to changing consumer trends, demands and preferences. Trends within the functional food industry change often and our failure to anticipate, identify or react to changes in these trends could, among other things, lead to reduced demand and price reductions, and could have a material adverse effect on our business, results of operations and financial condition. These changes might include consumer demand for new products or formulations that include health-promoting ingredients such as nutraceuticals. In 2011, our competitors increased prices (particularly in the spreads category) and we have followed with price increases as well. As consumers become increasingly price sensitive, there can be no assurance that these pricing actions will not result in a loss to us of consumers and market share or that we will be able to maintain our sales volumes as prices increase. Our success depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences on a timely and affordable basis.

Our business depends on our ability to protect our intellectual property effectively. Our inability to protect our intellectual property could harm the value of our brands and adversely affect our business.

Our business depends substantially on the legal protection of proprietary rights in intellectual property that we own or license. We also claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to our products and manufacturing processes. Our ability to implement our business plan depends in part on our ability to expand brand recognition using trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos. If existing contractual measures fail to protect our proprietary rights, or if any third party misappropriates or infringes on our intellectual property, any advantage those proprietary rights provide may be negated and the value of our brands may be harmed, which could have a material adverse effect upon our business and might prevent our brands from achieving or maintaining market acceptance. Monitoring infringement of intellectual property rights is difficult and we cannot be certain that the precautions we have taken will prevent the unauthorized use of our intellectual property and know-how, particularly in countries where we do not have trademarks or patents at all or where the laws of such country may not protect our proprietary rights as adequately as the laws of the United States or at all. Accordingly, other parties, including competitors, may duplicate our products using our proprietary technologies.

Pursuing legal remedies against persons infringing on our patents or otherwise improperly using our proprietary information is a costly and time-consuming process that would divert management's attention and other resources from the conduct of our business, which could cause delays and other problems with the marketing and sales of our products, as well as delays in deliveries. We have commenced legal actions against third parties infringing on the patents in the past, currently have litigation pending against multiple defendants alleging patent infringement, and may commence similar legal actions in the future. In these legal actions, defendants are permitted to raise issues like prior art which could have the impact of invalidating or limiting the claims of our owned or licensed patents which may cause harm to our image, brand or competitive position.

We rely on a combination of common law trademark rights, U.S. federal registration rights, and trade secret laws to protect our proprietary rights. There can be no assurance that we will be able to enforce our trademark rights for current products or register trademarks or obtain common law trademark rights using “Smart Balance”, “Earth Balance”, “Bestlife” or “Glutino” for any new product lines we may introduce. The inability to have the exclusive right to use these terms in new product names could weaken our ability to create strong brands in existing and new product categories. We are currently involved in several trademark opposition proceedings involving the registration of the Smart Balance mark in new categories. Adverse outcomes in one or more of these proceedings may hamper our ability to expand into desired categories as part of our overall growth plan.

In addition, in 2007, three parties filed Oppositions to European Patent No. 820,307 relating to increasing the HDL level and the HDL/LDL ratio in Human Serum by Balancing Saturated and Polyunsaturated Dietary Fatty Acids. We recently received a written decision of the panel which ruled against the Company. We have reviewed the written decision and intend to file an appeal. We believe that neither this proceeding, nor its outcome, will have a material adverse effect on our current business.

Although we rely in part on common law trademarks to protect our proprietary rights, common law trademark rights do not provide the same level of protection as afforded by the United States federal registration of a trademark. Common law trademark rights are limited to the geographic area in which the trademark is actually used, plus a reasonable zone of future expansion, while U.S. federal registration on the Principal Register provides the registrant with superior rights throughout the United States, subject to certain exceptions.

To the extent that we have registered our trademarks in foreign jurisdictions where our products are or may be sold, the protection available in such jurisdictions may not be as extensive as the protection available in the United States. Additionally, we may be unable to register the “Smart Balance”, “Earth Balance”, “Bestlife” or “Glutino” trademarks for the products that we may want to sell in certain markets, which could adversely affect our ability to expand into any such countries.

If we fail to meet our obligations under our principal license agreement with Brandeis University, we may lose our rights to key technologies on which our business depends.

Approximately 74% of our sales for the year ended December 31, 2010 and 66% of our sales for the nine months ended September 30, 2011 were dependent upon our principal license of certain technology from Brandeis University. The licensed technology covers all Smart Balance® spreads, shortenings and popcorn, all Earth Balance® spreads and shortenings, BestlifeTM spreads and sticks and Nucoa® spreads and sticks. The license agreement imposes obligations upon us, such as payment obligations and obligations to diligently pursue the development of commercial products under the licensed patents. If the licensor believes that we have failed to meet our obligations under the license agreement, the licensor could seek to limit or terminate our license rights, which could lead to costly and time-consuming litigation and, potentially, a loss of the licensed rights. During the period of any such litigation, our ability to continue to sell existing products and to carry out the development and commercialization of potential products or sub-license the technology could be materially adversely affected. It is difficult to accurately quantify the economic impact on us if we defaulted under our license agreement except to conclude that our ability to continue our business could be severely adversely affected.

The expiration of our rights under the principal license agreement with Brandeis University may result in the loss of one of our key competitive advantages in the buttery spreads category, which could result in a material adverse effect on revenue and spreads volume.

The exclusive rights granted to the Company under the principal license agreement with Brandeis are set to expire upon the expiration of the term of the subject patent rights. Accordingly, in the US, the rights granted to the Company under the license agreement will expire in April of 2015. Following the expiration of these rights, the Company's ability to maintain market share in the spreads category will be largely dependent on overall brand strength, marketing efforts and development of new technologies and failure to do so effectively could have a material adverse effect on our financial performance and condition.

The sustained economic downturn in the U.S. and abroad and related consumer sentiment could make it more difficult to sell our premium priced products and may have a detrimental impact on our third-party manufacturers, suppliers, distributors and customers, which could result in a material adverse effect on our revenue, results of operations and financial condition.

The sustained difficult economic conditions in the U.S. and abroad may negatively impact us in several ways. First, high unemployment, loss of savings and retirement funds, and a dramatic decline in the housing market, have led to a lack of consumer confidence and widespread reduction of business activity generally. Economic pressures and/or negative consumer sentiment may result in consumers purchasing less expensive alternatives, make it more difficult to sell our premium priced products, convince shoppers to switch to our brands or convince new users to choose our brands without expensive sampling programs and price promotions. Second, one or more of our manufacturers, suppliers, distributors and customers may experience cash flow problems and, therefore, such manufacturers, suppliers, distributors and customers may be forced to reduce their output, shut down their operations or file for bankruptcy protection, which in some cases would make it difficult for us to continue production of certain products, could require us to reduce sales of our products or could result in uncollectable accounts receivable. Financial difficulties or solvency problems at these manufacturers, suppliers and distributors could materially adversely affect their ability to supply us with products, which could disrupt our operations. It may be difficult to find a replacement for certain manufacturers, suppliers or distributors without significant delay or increase in cost.

We do not expect that the difficult economic conditions are likely to improve significantly in the near future. Any negative effect on the ability of consumers to purchase our premium products, or any interruption of our manufacturing, supply chain or distribution for any reason (including but not limited to financial distress, natural disaster or production difficulties), could substantially adversely affect our financial condition and results of operations.

Fluctuations in various food and supply costs as well as increased costs associated with product processing and transportation could materially adversely affect our operating results.

Both we and our manufacturers obtain most of the key ingredients used in our products from third-party suppliers. As with most food products, the availability and cost of raw materials used in our products can be significantly affected by a number of factors beyond our control, such as general economic conditions, growing decisions, government programs, weather conditions such as frosts, drought, and floods, and plant diseases, pests and other acts of nature. Because we do not control the production of raw materials, we are also subject to delays caused by interruptions in production of raw materials based on conditions not within our control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions, natural disasters, palm oil sustainability issues and boycotts of products or other catastrophic events. There can be no assurance that we or our manufacturers will be able to obtain alternative sources of raw materials at favorable prices, or at all, if any of them experience supply shortages. In some instances, we enter into forward purchase commitments to hedge the costs of projected commodity requirements needed to produce our finished goods. These commitments are stated at a firm price, or as a discount or premium from a future commodity price and are placed with our manufacturers. There can be no assurance that our hedging commitments will result in the lowest available cost for the commodities used in our products.

In addition, we require energy and water to process and produce our Glutino products. Transportation costs, including fuel and labor, also impact the cost of manufacturing our Glutino products. These costs fluctuate significantly over time due to factors that may be beyond our control.

The inability of us or our manufacturers to obtain adequate supplies of raw materials for our products or our energy and water costs at favorable prices, or at all, as a result of any of the foregoing factors or otherwise could cause an increase in our cost of sales and a corresponding decrease in gross margin, or cause our sales and earnings to fluctuate from period to period. Such fluctuations and decrease in gross margin could have a material adverse effect on our business, results of operations and financial condition. There is no assurance that we would be able to pass along any cost increases to our customers.

Our advertising is regulated for accuracy, and if our advertising is determined to be false or misleading, we may face fines or sanctions.

Our advertising is subject to regulation by the Federal Trade Commission under the Federal Trade Commission Act, which prohibits dissemination of false or misleading advertising. In addition, the National Advertising Division of the Council of Better Business Bureaus, Inc., which we refer to as NAD, administers a self-regulatory program of the advertising industry to ensure truth and accuracy in national advertising. NAD both monitors national advertising and entertains inquiries and challenges from competing companies and consumers. Should our advertising be determined to be false or misleading, we may have to pay damages, withdraw our campaign and possibly face fines or sanctions, which could have a material adverse effect on our sales and operating results.

Adverse publicity or consumer concern regarding the safety and quality of food products or health concerns, whether with our products or for food products in the same food group as our products, may result in the loss of sales.

We are highly dependent upon consumers' perception of the safety, quality and possible dietary benefits of our products. As a result, substantial negative publicity concerning one or more of our products or other foods and beverages similar to or in the same food group as our products could lead to a loss of consumer confidence in our products, removal of our products from retailers' shelves and reduced sales and prices of our products. Product quality issues, actual or perceived, or allegations of product contamination, even when false or unfounded, could hurt the image of our brands and cause consumers to choose other products. Further, any product recall, whether our own or by a third party within one of our categories, whether due to real or unfounded allegations, could damage our brand image and reputation. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

If we conduct operations in a market segment that suffers a loss in consumer confidence as to the safety and quality of food and beverage products, our business could be materially adversely affected. The food industry has recently been subject to negative publicity concerning the health implications of genetically modified organisms, obesity, trans fat, diacetyl, mad cow disease, avian flu and bacterial contamination, such as salmonella. Developments in any of these areas including, but not limited to, a negative perception about our proprietary formulations, could cause our operating results to differ materially from expected results. Any of these events could harm our sales and our operating results, perhaps significantly.

We have no long-term contracts with our customers which require the purchase of a minimum amount of our products. The absence of long-term contracts could result in periods during which we must continue to pay costs and service indebtedness without current revenues or with reduced revenues.

As is generally the case in the retail consumer goods industry, our customers do not provide us with firm, long-term volume purchase commitments. As a result of the absence of long-term contracts, we could have periods during which we have no or only limited orders for our products, but we will continue to have to pay our costs including costs to maintain our work force and service our indebtedness, without the benefit of current revenues or with reduced revenues. We cannot assure you that we will be able to timely find new customers to supplement periods where we experience no or limited purchase orders or that we can recover fixed costs as a result of experiencing reduced purchase orders. Periods of no or limited purchase orders for our products could have a material adverse effect on our net income, cause us to incur losses or result in violations of the debt covenants contained in our credit agreement.

The Company's performance may be adversely affected by economic and political conditions in the U.S. and abroad.

The Company's performance is affected by economic and political conditions in the United States and abroad. Such conditions and factors include changes in applicable laws and regulations, including changes in food and drug laws, accounting standards, taxation requirements and environmental laws. Other factors impacting our operations include recessionary conditions, the performance of businesses in hyperinflationary environments, terrorist acts and political unrest. Such changes could materially and adversely affect our business and results of operations and financial condition. In addition, unfavorable general economic conditions could affect the affordability of, and consumer demand for, some of our products. Under difficult economic conditions, consumers may seek to reduce discretionary spending by foregoing purchases of our products or by purchasing lower-priced alternatives from our competitors. The prices of our key commodities inputs, such as palm oil, soybean oil and milk, could fluctuate greatly as a result of economic and political factors.

We may fail to realize the revenue enhancements and other benefits expected from our acquisition of Glutino.

On August 3, 2011, we purchased Glutino, a manufacturer and marketer of gluten-free products. The success of the acquisition will depend, in part, on our ability to successfully integrate the Glutino business into our company. If we are not able to achieve this objective within the anticipated time frame, or at all, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected and our business may be adversely affected. In addition, efforts to integrate the Glutino business into our company may also divert management attention and resources. Specifically, issues that may arise in connection with integrating the Glutino business include, among other things:

•	integrating certain distribution, marketing and promotion activities and information systems;

•	conforming Glutino standards, controls, procedures and accounting and other policies to our own;

•	consolidating corporate and administrative infrastructures;

•	retaining existing Glutino customers and attracting new customers; and

•	making any necessary modifications to the Glutino operating control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

In addition to the integration issues identified above, our ability to realize the revenue enhancements and other benefits expected from our acquisition of Glutino is dependent on the continued stability and future growth of the market for gluten-free products. If the demand for gluten-free products declines, or does not continue to increase in the long-term, our results of operations may be adversely affected.

Our purchase of Glutino involves the risks of entering into new lines of business where we have no prior experience and operating a business outside of the United States for the first time.

Through our purchase of Glutino we entered into a new line of business of gluten-free products, including snack foods, frozen baked goods, frozen entrees and baking mixes. Prior to this acquisition, we had no experience in the gluten-free business or with any of such product lines. We have no prior manufacturing experience and may not have the requisite experience to manage and operate Glutino's manufacturing facilities successfully. In addition, our business has historically operated entirely in the United States. Glutino's principal manufacturing operations, however, are based in Canada. We have no experience operating a manufacturing facility outside of the United States prior to the acquisition. Our failure to successfully operate the gluten-free business may have a material adverse effect on our results of operations.

Our Glutino business does not have agreements with most of its co-packers, and several Glutino products are produced through single co-packers.

Our ability to attract and maintain effective relationships with our co-packers for the production and delivery of Glutino's products is important to achieving success within various distribution areas. Glutino does not have agreements in place with most of its co-packers, and its co-packers may terminate their arrangements with Glutino at any time, in which case we could experience disruptions in our ability to deliver Glutino products to our customers. We may not be able to maintain our relationships with current co-packers or establish satisfactory relationships with new or replacement co-packers, whether in existing or new geographic distribution areas. In addition, several Glutino products are developed with the assistance of a single co-packer. Many of these single-source co-packers are located outside of the United States. The failure to establish and maintain effective relationships with co-packers could increase our costs for Glutino products and thereby materially reduce profits realized from the sale of Glutino products. In addition, poor relations with any of our co-packers could adversely affect the amount and timing of Glutino products delivered to our distributors for resale, which would in turn adversely affect our revenues and financial condition. Lastly, the occurrence of economic changes, political unrest or other significant events in the countries in which our co-packers are located could adversely affect the amount and timing of Glutino products delivered for resale, or force us to seek alternative co-packing arrangements.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our acquisition of Glutino and other companies with procedures not identical to our own could place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. A significant financial reporting failure or material weakness in internal control over financial reporting could cause a loss of investor confidence and a decline in the market price of our common stock.

The purchase price allocation for our acquisition of Glutino reflected in our consolidated financial statements is preliminary and subject to change.
        We have included the financial results of Glutino in our consolidated financial statements from the date of acquisition on August 3, 2011. The total preliminary purchase price for Glutino was approximately $66.3 million. The preliminary purchase price allocation for the acquisition was based upon preliminary calculations and valuations and our estimates and assumptions for the acquisition. The purchase price allocation is subject to change as we obtain additional information regarding our estimates and as we finalize the valuation of certain tangible and intangible assets acquired and liabilities assumed in connection with the acquisition. Any adjustments to the purchase price allocation may negatively impact the consolidated financial statements presented in this report.
The market price and trading volume of our common stock may be volatile.

The market price of our common stock could fluctuate significantly for many reasons, including reasons not specifically related to our performance, such as industry or market trends, reports by industry analysts, investor perceptions, actions by credit rating agencies, negative announcements by our customers or competitors regarding their own performance or actions taken by our competitors, as well as general economic and industry conditions. For example, to the extent that other companies within our industry experience declines in their stock price, our stock price may decline as well. Our common stock price is also affected by announcements we make about our business, analyst reports related to our company, changes in financial estimates by analysts, rating agency announcements about our business, and future sales of our common stock, among other factors. Our stock price may also be affected by fluctuations in the market share of our products. In addition, if we fail to successfully integrate Glutino or our integration of Glutino takes longer than anticipated, our stock price may be adversely affected. As a result of these factors, investors in our common stock may not be able to resell their shares at or above the price at which they purchase our common stock. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Risks Related to the Food and Beverage Industries

Our business operations may be subject to numerous laws and governmental regulations, exposing us to potential claims and compliance costs that could adversely affect our operations.

Manufacturers and marketers of food and beverage products are subject to extensive regulation by the Food and Drug Administration, which we refer to as the FDA, the United States Department of Agriculture, which we refer to as the USDA, and other national, state and local authorities. For example, the Food, Drug and Cosmetic Act and the new Food Safety Modernization Act and their regulations govern, among other things, the manufacturing, composition and ingredients, packaging and safety of foods and beverages. Under these acts, the FDA regulates manufacturing practices for foods and beverages through its current “good manufacturing practices” regulations, imposes ingredient specifications and requirements for many foods and beverages and inspects food and beverage facilities and issues recalls for tainted food and beverage products. Additionally, the USDA has adopted regulations with respect to a national organic labeling and certification program. Food and beverage manufacturing facilities and products are also subject to periodic inspection by federal, state and local authorities.

Our operations are also subject to foreign and provincial regulation and oversight by governmental agencies in the countries in which we operate, including the Canadian Food Inspection Agency and the Ministry of Agriculture in Canada, which regulate the processing, packaging, storage, distribution, advertising and labeling of the products we manufacture, including food safety standards.

We are also subject to numerous other laws and regulations, including laws and regulations relating to competition, product safety, the protection of the environment, and employment and labor practices, and the production, distribution and sale of many of our products are subject to, among others, the Lanham Act, state consumer protection laws, the Occupational Safety and Health Act, various environmental statutes, as well as various state and local statutes and regulations. Our manufacturing facilities are also subject to inspection by Canadian federal, provincial and local authorities.

Any changes in laws and regulations applicable to food and beverage products could increase the cost of developing and distributing our products and otherwise increase the cost of conducting our business, which would materially adversely affect our financial condition. In addition, if we fail to comply with applicable laws and regulations, including future laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

The growth of our business will rely on our ability to successfully introduce products in numerous new categories and distribution channels. For example, we have expanded Smart Balance presence in the dairy category with enhanced milks. The milk industry is highly regulated at the national, state and local levels and requires significant compliance and reporting activities. In addition, through our acquisition of Glutino we have expanded our product offerings into the gluten-free market, including snack foods, frozen baked goods, frozen entrees and baking mixes. If we fail to comply with applicable laws and regulations, including future laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We could also be affected by climate change. There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions as a result of changing weather patterns could limit availability or increase the cost of key agricultural commodities. We are a large user of palm oil and could be affected by sustainability issues related to rain forests and the impact this would have on palm oil production. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt suppliers or impact demand for our products. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs.

We may be subject to significant liability should the consumption of any food or beverage products manufactured or marketed by us cause injury, illness or death. Regardless of whether such claims against us are valid, they may be expensive to defend and may generate negative publicity, both of which could materially adversely affect our operating results.

The sale of food and beverage products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties or product contamination or spoilage, including the presence of bacterial contamination, foreign objects, substances, chemicals, other agents or residues introduced during production processes. Although we believe that we and our manufacturers are in material compliance with all applicable laws and regulations, if the consumption of our products causes or is alleged to have caused an illness in the future, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding an illness, injury or death could materially adversely affect our reputation with existing and potential customers on a permanent basis and our corporate image and operating results. Moreover, claims or liabilities of this nature might not be covered by insurance or by any rights of indemnity or contribution that we may have. While we have product liability insurance coverage in amounts we believe to be adequate, we cannot be sure that claims or liabilities will be asserted for which adequate insurance will be available or that such claims or liabilities will not exceed the available amount of insurance coverage.

Our food or beverage products may also experience product tampering, contamination or spoilage or be mislabeled or otherwise damaged. Under certain circumstances a product recall could be initiated, leading to a material adverse effect on our reputation, operations and operating results. Recalls may be required to avoid seizures or civil or criminal litigation or due to market demands. Even if such a situation does not necessitate a recall, product liability claims could be asserted against us. A products liability judgment or a product recall involving us or a third party within one of our categories could have a material adverse effect on our business, financial condition, results of operations or liquidity and could impair the perception of our brands for an extended period of time.

We are also heavily dependent on our third party manufacturers for compliance with sound and lawful production of all of our products (other than certain of the gluten-free products we acquired as part of the Glutino acquisition). In addition, we have no experience directly overseeing manufacturing facilities and we will need to maintain facilities for certain of our Glutino products that are safe and comply with regulatory requirements. Therefore, even if we have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on our business, results of operations, liquidity, financial condition and brand image.

Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations, which could have a detrimental effect on our performance. A judgment that is significantly in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation, which could materially adversely affect our results.

The food and beverage industry has been subject to a growing number of claims including class action lawsuits based on the nutritional content of food products as well as disclosure and advertising practices. We are currently facing and in the future may continue to face these types of claims and proceedings and, even if not, publicity about these matters (particularly directed at the quick-service and fast-casual segments of the industry) may harm our reputation and adversely affect our results. In addition, suits against our competitors can harm our business. Furthermore, the significant costs of defending these class action lawsuits often times are not covered by insurance.

Successful new product introductions are important to sustaining or growing our business and there is no guarantee that customers will accept our products for their stores or set reasonable prices for our products. Even where customers accept our products, the Company still must expend resources to create consumer awareness and generate trial. In addition, competitors may offer significant price reductions, and we cannot ensure that consumers will find our products suitably differentiated from products of our competitors.

The food industry and retailers in the grocery industry use new products as a way of creating excitement and variety of choices in order to attract consumers. Our ability to develop, market, and sell new products at an appropriate price may be hampered by the inability to get shelf space for our products at a reasonable cost or once placed, have an attractive price set for our products. Competitors, many of whom have greater resources than us, vie for the same shelf placement and may offer incentives to the retailers that we cannot match. In addition, unattractive shelf placement and pricing may put us at a disadvantage to our competitors. We may need to increase our marketing and advertising spending in order to create consumer awareness, protect and grow our existing market share or to promote new products, which could impact our operating results. The inability to stay current with functional foods trends through new products could materially adversely affect our business performance.

Changes in retail distribution arrangements and the trend toward less products stocked at retail can result in the loss of retail shelf space and disrupt sales of food or beverage products, which could cause our sales to fall.

From time to time, retailers change distribution centers that supply some of their retail stores or change sales agencies that are responsible for stocking and maintaining food and beverage products in parts of their stores. If a new distribution center has not previously distributed our products in that region or if a sales agency is not familiar with our products, there will be a delay in a distribution center's ability to begin distributing new products in its region or to arrange for a sales agency to represent and stock our products. If we do not get approval to have our products offered in a new distribution region or if getting this approval takes longer than anticipated, our operating results may suffer. Likewise, if we cannot establish a relationship with a sales agent to stock food or beverage products in one or a number of stores or if we temporarily lose shelf space during the time it takes to do so, our sales may decline. In addition, the trend by retailers of reducing the number and inventory of items in stock and on shelf can lead to loss of sales and less availability of our products to consumers.

The food industry is highly competitive and we compete with many companies who have greater resources than us.

The food industry is highly competitive and numerous multinational, regional and local firms currently compete, or are capable of competing, with us. Our products compete with branded products as well as generic and private-label products of food retailers, wholesalers and cooperatives. We compete primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising, patent protections and price. Some competitors may have different profit or strategic objectives than we do. Substantial advertising and promotional expenditures are required to maintain or improve a brand's market position or to introduce a new product. Our largest principal competitors are Unilever, ConAgra Foods, Dean Foods and Land O' Lakes, each of whom have substantially greater market presence, longer operating histories, better distribution, and greater financial, marketing, capital and other resources than us. Our ability to gain or maintain market share may be limited as a result of actions by competitors or by the limited advertising and promotional resources available to us.

Risks Relating to Our Secured Debt Financing

Our ability to service our debt may be limited, which could force us to reduce or delay advertising and promotional expenditures, restructure our indebtedness or seek additional equity capital.

As of September 30, 2011, we had outstanding approximately $108 million of secured debt. The level of our indebtedness could have important consequences to our stockholders, including:

a substantial portion of our cash flow from operations must be dedicated to debt service and will not be available for other purposes, including the declaration and payment of cash dividends, marketing and advertising, and payments for shelf space;

our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and

our level of indebtedness could limit our flexibility in planning for and reacting to changes in the industry and economic conditions generally.

Our ability to pay interest and principal on the secured debt financing will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. In addition, due to the unprecedented weakness in the U.S. economy, our ability to pay interest and principal on the secured debt financing may depend on our customers' financial stability and their ability to pay us for their purchases in a timely fashion, or at all. Any significant default or delay in our customers' payments could result in our inability to pay interest and principal on the secured debt financing in a timely fashion.

We anticipate that our operating cash flow will be sufficient to meet our operating expenses and advertising and promotional expenditures, to sustain operations and to service our interest and principal requirements as they become due. If we are unable to generate sufficient cash flow to service our indebtedness and fund our advertising and promotional expenditures, we will be forced to adopt an alternative strategy that may include reducing or delaying advertising and promotional expenditures, restructuring or refinancing our indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. Our ability to meet our debt service obligations will be dependent upon our future performance which, in turn, is subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

If we are obligated for any reason to repay our secured debt financing before the scheduled installment dates, we could deplete our working capital, if available, or make raising additional funds necessary. Our failure to repay the secured debt financing, if required, could result in legal action against us which could materially harm our business.

As of September 30, 2011, we had outstanding approximately $108 million of secured debt. Any event of default could require the early repayment of the secured debt financing in whole or in part together with accrued interest on the outstanding principal balance of the secured debt financing and any other applicable penalties, including a default interest rate. If, prior to the maturity date, we are required to repay the secured debt financing in full, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the secured debt financing, and other applicable penalties, when required, our lenders could commence legal action against us to recover the amounts due. Any such action would be materially harmful to us and could require us to curtail or cease operations.

The loan agreement for the secured debt financing contains covenants that significantly restrict our operations, which may negatively affect our ability to operate our business and limit our ability to take advantage of potential business opportunities.

The loan agreement with respect to the secured debt financing contains numerous covenants imposing financial and operating restrictions on our business. Any other future debt agreements may contain similar covenants. These restrictions may affect our ability to operate our business, limit our ability to take advantage of potential business opportunities as they arise and adversely affect the conduct of our current business. These covenants place restrictions on our ability to, among other things:

incur more debt or issue certain equity interests;

pay dividends, redeem or purchase our equity interests or make other distributions;

make certain acquisitions or investments;

use assets as security in other transactions or otherwise create liens;

enter into transactions with affiliates;

merge or consolidate with others; and

transfer or sell assets, including the equity interests of our subsidiary, or use asset sale proceeds.

Our failure to comply with the covenants described above could result in an event of default under the secured debt. See Item 2, “Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.”